FOR IMMEDIATE RELEASE:    November 15, 2010
PR10-17
Atna Resources Reports Third Quarter 2010 Results and Update of Operations

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) today reported unaudited financial results for the Company’s third quarter for the period ended September 30, 2010. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the third quarter MD&A and Financials filed on SEDAR and EDGAR or it may be found on our website at www.atna.com.

Highlights

•	Third quarter revenues increased by 12 percent to $7.5 million from $6.7 million in the previous quarter
•	Gold mined totaled 12,400 ounces, an 88 percent increase from the previous quarter
•	Gold sales increased by 10 percent to 6,200 ounces
•	Estimated recoverable gold in inventory on leach pads, stockpiles and in plants increased during the third quarter by 2,920 ounces to 13,870 ounces
•	Exploration analysis and review of both Briggs and Reward indicates a strong potential to increase reserves at both properties
•	On November 10, 2010, the Company announced a CAD$8.0 million gross proceeds bought deal financing including an over-allotment option for additional gross proceeds of CAD$1.2

Briggs Mine, California

Gold production during the month of October increased by 26 percent over the average monthly gold production seen during the third quarter as a result of strong mine production and increased gold ounces placed on the leach pad during the third quarter. Average cash cost of production for the month of October was $854 per ounce, an 18 percent reduction from third quarter average cost. This cost reduction is the result of stronger operating cost controls and increased gold production. During the fourth quarter, the mine is expected to produce in the range of 8,500 to 10,000 ounces of gold. This increased production level is expected to further reduce cash cost of production.

Ongoing exploration review of the Briggs Mine indicates strong potential for further mineral reserve expansion with increased gold price and additional drilling. A drilling program at Briggs is planned in early 2011 targeting extensions to the previously announced Briggs Deep Zone located beneath the existing Briggs Main Pit. Several areas of the current resources will be evaluated in areas adjacent to current pits where drill data is sparse.

Reward Mine Project, Nevada

Recent exploration work on the property has included the cutting of core holes drilled for geotechnical purposes. Two of the holes returned significant mineralized intervals as follows:

•	MC-01 returned an intercept of 130 feet grading 0.024 oz/ton Au (90 feet to 220 feet)
•	MC-03 returned an intercept commencing at the surface and continuing down-hole 190 feet grading 0.020 oz/ton Au (0 feet-190 feet).

Both intercepts occur within the engineered pit plan and may increase proven and probable reserves by re-categorizing areas of in-pit resources to higher confidence levels.  Other work included extensive road cut channel sampling to refine the surface gold footprint in the main pit area. This work defined a surface area in excess of 1,000 feet long by 100 to 250 feet wide in the heart of the main Reward pit footprint area where ore grade gold mineralization is exposed and where mining will encounter no waste rock overlying the main ore zone. These results demonstrate that additional infill drilling may contribute to the development of additional reserves within the existing pit shell. In addition, the majority of the drillholes on the eastern flank of the Reward mineral resource model terminated in ore grade mineralization indicating a probable extension of the mineral resource. A new drill program is planned to further delineate the potential extension to the east. Mine development permits are in place at the Reward Mine and the Phase 1 reclamation bond was posted.

Third Quarter Financial Results

For the three months ended September 30, 2010, Atna recorded a net loss of $2.8 million, or basic loss per share of $0.03, on revenues of $7.5 million. This compares to net loss of $1.4 million, or a basic loss per share of $0.02, on revenues of $3.7 million for the three months ended September 30, 2009. As of September 30, 2010, cash and cash equivalents were $1.6 million, a decrease of $3.8 million from June 30, 2010.

Financing

On November 10, Atna entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. and including Octagon Capital Corporation (the “Underwriters”), to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 13.4 million units (the “Units”) of the Company at a price of CAD$0.60 per Unit for gross proceeds of CAD$8.0 million (the “Underwritten Offering”). Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant will entitle the holder to subscribe for one additional common share for a period of 24 months from the closing of the Offering at an exercise price of CAD$0.70.

In addition, the Company will grant the Underwriters an over-allotment option, exercisable prior to the closing of the Underwritten Offering, to purchase from the Company up to an additional 2.0 million Units at CAD$0.60 per Unit to raise additional gross proceeds of up to CAD$1.2 million (the “Over-Allotment Option”, and together with the Underwritten Offering, the “Offering”). Closing of the Offering is anticipated to occur on or before December 2, 2010, and is subject to certain conditions including, but not limited to, the completion of satisfactory due diligence by the Underwriters and the receipt of applicable regulatory approvals including approval of the Toronto Stock Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Units in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Conference Call:

Management will host a conference call on Tuesday, November 16, 2010, at 11:00 a. m. EST to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID #22404060.

A replay of the first quarter call will be available through midnight EST November 18, 2010, by dialing (800) 642-1687 or (706) 645-9291, reference conference ID #22404060.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2009 Form 20-F dated March 26, 2010.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. Investors are urged to closely consider the disclosure in our Form 20-F which may be obtained from Atna or found online at www.sec.gov.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(US dollars, Canadian GAAP basis)
(Unaudited)
	September 30,	December 31,
BALANCE SHEETS	2010	2009

ASSETS
Current assets	$15,607,900	$21,331,700
Non-current assets	57,386,700	58,525,600

Total assets	72,994,600	79,857,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	12,100,200	9,679,500
Notes payable - long term	2,612,400	837,200
Gold bonds, net of discount	7,570,200	9,857,400
Other non-current liabilities	4,797,700	5,445,800
Shareholders' equity	45,914,100	54,037,400

Total liabilities and shareholders’ equity	$72,994,600	$79,857,300

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
STATEMENTS OF OPERATIONS	2010	2009	2010	2009

Revenues	$7,484,300	$3,731,400	$20,226,000	$3,731,400
Cost of sales	7,931,300	3,557,800	20,986,400	3,557,800
Depreciation	31,500	40,400	87,600	114,600
General and administrative	744,200	750,100	2,607,400	2,352,200
Exploration	339,900	382,200	913,800	1,357,800
Other expense, net	1,240,700	375,300	3,837,800	485,200

Net loss	(2,803,300)	(1,374,400)	(8,207,000)	(4,136,200)

Comprehensive loss	(2,788,000)	(1,194,900)	(8,432,700)	(4,013,600)

Basic loss per share	$(0.03)	$(0.02)	$(0.10)	$(0.05)

Basic weighted-average shares outstanding	83,332,045	83,291,100	83,316,217	83,291,100

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$5,460,600	$4,182,400	$13,060,300	$16,707,300
Net cash used in operating activities	(2,651,200)	(3,673,300)	(6,450,400)	(8,535,000)
Net cash provided by (used in) investing activities	203,600	89,200	(892,100)	(7,129,600)
Net cash (used in) provided by financing activities	(1,379,300)	1,118,800	(4,090,800)	666,200
Effect of exchange rate changes on cash	1,100	(4,700)	7,800	3,500

Cash and cash equivalents, end of the period	$1,634,800	$1,712,400	$1,634,800	$1,712,400